Exhibit 99.2

Management’s Discussion and Analysis

For the three months ended January 31, 2024 and 2023

(Expressed in United States dollars)

ARRAS MINERALS CORP.

Management’s Discussion and Analysis

For the three months ended January 31, 2024 and 2023

(Expressed in United States Dollars, except as noted)

Introduction

This management’s discussion and analysis (“MD&A”) has been prepared by management in accordance with the requirement of NI 51-102 as of April 1, 2024, reviews and summarizes the activities of Arras Minerals Corp. (the “Company” or “Arras”) for the three months period ended January 31, 2024 and 2023, and was prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. This MD&A is intended to supplement the Company’s unaudited condensed interim consolidated financial statements for the three months ended period January 31, 2024 and the Company’s audited consolidated financial statements for the year ended October 31, 2023, and the related notes contained respectively therein which have been prepared under IFRS. All amounts are in United States dollars (“$USD”) unless otherwise specified.

Management is responsible for the preparation and integrity of the condensed interim consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls to ensure that information used internally or disclosed externally, including the MD&A, is complete and reliable.

GENERAL BUSINESS OVERVIEW

Arras is a Canadian exploration and development company advancing a portfolio of copper and gold assets in northeastern Kazakhstan. The Company has secured the third-largest license package in the country for copper and gold-focused exploration, trailing only Rio Tinto and Fortescue Metals Group in size. The Company’s common shares are traded on the TSX Venture Exchange (the “TSXV”) under the symbol “ARK” and its most recent filings are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed at www.sedarplus.com.

Arras was incorporated on February 5, 2021, under the Business Corporations Act (British Columbia) as a wholly owned subsidiary of Silver Bull Resources, Inc. (“SVB” or “Silver Bull”). Arras was formed to hold SVB’s interests in the Beskauga property located in Kazakhstan (the “Beskauga Property”), which consists of the Beskauga Main project (the “Beskauga Main Project”) and the Beskauga South project (the “Beskauga South Project” and together with the Beskauga Main Project, the “Beskauga Project”). The Company’s head office is located at Suite 1605, 777 Dunsmuir Street, Vancouver, British Columbia, Canada, V7Y 1K4 and its registered and records office is located at Suite 2600, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3.

On March 19, 2021, SVB transferred its Kazakh assets to the Company pursuant to the terms of an Asset Purchase Agreement (the “APA”) in exchange for the issuance of 36,000,000 common shares in the capital of the Company (each a “Common Share”) to SVB (the “Asset Transfer”). The transferred assets included an option agreement with respect to the Beskauga Property (the “Beskauga Option Agreement”), a joint venture agreement with respect to the Stepnoe and Ekidos properties and loans payable by Ekidos Minerals LLP (“Ekidos LLP”) to SVB. Subsequently, on September 24, 2021, SVB distributed 34,547,838 Common Shares issued to SVB in respect of the Asset Transfer to its shareholders by way of a special dividend, on the basis of one Common Share for each common share in the capital of SVB (the “Distribution” and, together with the Asset Transfer, the “Spin Out”). Prior to completion of the Spin Out, the Company entered into a Separation and Distribution Agreement (the “Separation and Distribution Agreement”) with Silver Bull. The Separation and Distribution Agreement set forth the Company’s agreements with Silver Bull regarding the principal actions to be taken in connection with the Distribution and the Spin Out.

On February 3, 2022, the Company purchased 100% of the issued and outstanding shares of Ekidos LLP and Ekidos LLP became a wholly-owned subsidiary of the Company.

On December 6, 2023, the Company entered into an Alliance Agreement (the “Teck Alliance Agreement”) with Teck Resources Limited (“Teck”) as described in the “Discussion of Operations” section below.

1

ARRAS MINERALS CORP.

Management’s Discussion and Analysis

For the three months ended January 31, 2024 and 2023

(Expressed in United States Dollars, except as noted)

OVERALL PERFORMANCE AND RESULTS OF operationS

The following selected information has been derived from the Company’s condensed interim consolidated financial statements for the three months ended January 31, 2024 and 2023 and should be read in conjunction with the Company’s condensed interim consolidated financial statements, which are available at www.sedarplus.com:

	January 31, 2024	October 31, 2023
	$	$
Cash and cash equivalents	741,668	290,684
Mineral properties	5,035,259	5,035,259
Total assets	7,020,218	6,419,760
Current liabilities	1,056,633	654,161
Total liabilities	1,160,687	778,980
Working capital (deficit)	71,127	(134,008)

	For the three months ended January 31, 2024	For the three months ended January 31, 2023
Expenses	$	$
Exploration	531,344	1,282,362
Personnel	175,203	192,727
Professional services	58,748	13,338
Directors’ fees	40,691	70,039
Marketing and shareholders’ communication	39,863	85,004
Office and administrative	18,114	28,564
Depreciation	20,577	20,577
Loss from operations	(884,540)	(1,692,611)

Other income	1,000,000	—
Foreign currency translation gain	55,073	20,926
Interest income	3,196	26,637
Other income	1,058,269	47,563

Net and Comprehensive Income (Loss) for the Period	173,729	(1,645,048)
Basic and Diluted Income (Loss) Per Common Share	0.00	(0.03)
Basic and Diluted Weighted Average Number of Common Shares Outstanding	68,504,400	63,425,253

For the three months ended January 31, 2024 and 2023

For the three months ended January 31, 2024, the Company had no revenue, with a net income of $173,729 compared to a net loss of $1,645,048 for the same period last year.

Exploration costs

Exploration costs decreased $751,000 to $531,000 for the three months ended January 31, 2024 as compared to $1,282,000 for the same period last year. The decrease was primarily due to a reduction in exploration activities during the current winter period, as well as Teck funding approximately $261,000 of project expenditures pursuant to the Teck Alliance Agreement.

2

ARRAS MINERALS CORP.

Management’s Discussion and Analysis

For the three months ended January 31, 2024 and 2023

(Expressed in United States Dollars, except as noted)

Personnel

Personnel costs decreased $18,000 to $175,000 for the three months ended January 31, 2024 as compared to $193,000 for the same period last year. The decrease was mainly due to a $26,000 decrease in stock-based compensation, which was partially offset by a $8,000 increase in salary costs.

Professional services

Professional fees increased $46,000 to $59,000 for the three months ended January 31, 2024 as compared to $13,000 for the same period last year. The increase was mainly due to an increase in legal, accounting costs, other professional fees related to the compensation analysis and timing of accruals during the current period.

Directors’ fees

Directors’ fees decreased $29,000 to $41,000 for the three months ended January 31, 2024 as compared to the $70,000 for the same period last year. The decrease was entirely due to a decrease in stock-based compensation compared to the same period last year.

Marketing and shareholder’s communication

Marketing and shareholders’ communication decreased $45,000 to $40,000 for the three months ended January 31, 2024 as compared to $85,000 for the same period last year. The decrease was mainly due to the reduced promotional activities in the current period, whereas during the three months ended January 31, 2023, the Company’s incurred marketing costs related to the private placement completed in December 2022.

Office and administrative

Office and administrative costs decreased $11,000 to $18,000 for the three months ended January 31, 2024 as compared to $29,000 for the same period last year. The decrease was mainly due a decrease in travel costs.

Stock-based compensation

Stock-based compensation was a factor in the fluctuations in general and administrative expenses. Overall stock-based compensation included in general and administrative expense decreased to $8,000 for the three months ended January 31, 2024 from $64,000 for the same period last year. This was mainly due to stock options vesting in the three months ended January 31, 2024 having a lower fair value than stock options vesting in the comparable period.

Depreciation

Depreciation costs in the three months ended January 31, 2024 were similar to the such costs in the same period last year.

Other income

The Company recorded other income of $1,058,000 for the three months ended January 31, 2024, as compared to other income of $48,000 for the comparable period last year. Other income in the current period was primarily the $1,000,000 from Teck pursuant to Teck Alliance Agreement, as described in the “Discussion of Operations” section below. Additionally, the Company recorded a $55,000 foreign currency exchange gain for the three months ended January 31, 2024. In the prior period, other income was from a $21,000 foreign currency exchange gain and $27,000 in interest income. The foreign currency exchange gains in the three months ended January 31, 2024 and 2023 were the result of the appreciation of the $CDN during the periods.

3

ARRAS MINERALS CORP.

Management’s Discussion and Analysis

For the three months ended January 31, 2024 and 2023

(Expressed in United States Dollars, except as noted)

DISCUSSION OF OPERATIONS

Beskauga Project

The Beskauga Project is located in the Pavlodar region of north-eastern Kazakhstan, approximately 300 km northeast from the Kazakhstan capital, Astana. The Beskauga Project is interpreted by Arras to represent a copper-gold porphyry deposit and consists of three licenses: the Beskauga license which was originally issued under the old Kazakh permitting system, and was converted to an exploration license under the current Kazakh mining code in 2023, and the Ekidos and Stepnoe licenses which were issued under the new Kazakh mining code in October 2020. The Beskauga license is held by Dostyk LLP, a Kazakh entity 100% owned by Copperbelt AG (“Copperbelt”), a private mineral exploration company registered in Switzerland with which Arras has the Beskauga Option Agreement. Pursuant to the Beskauga Option Agreement, Arras has the exclusive right and option (the “Beskauga Option”) to acquire Copperbelt’s right, title and 100% interest in the Beskauga property. The Ekidos and Stepnoe licenses are held by Ekidos LLP, which is 100% controlled by Arras.

Arras commenced an exploration program in the second calendar quarter of 2021 on the Beskauga Property. This involved a geological mapping and a sampling program of key select areas, as well as a diamond drilling program targeting extensions to the known mineralization. The exploration program’s design was determined based on historical geological information in the area and an airborne geophysics program that was completed in April 2021.

Final geophysical products for the airborne magnetic survey were received in July 2021 and confirmed a 300m x 300m “bulls-eye” magnetic high that had been previously identified with a ground magnetic survey completed in 2012. A lower magnetic response surrounds the bulls-eye magnetic high which is interpreted to be an alteration halo around an intrusion. The Beskauga deposit sits on the eastern margin of the interpreted intrusion and the alteration halo. Only 30% of this margin has been tested with drilling.

In 2022, diamond drilling continued to test targets in, and around the known mineralization of the Beskauga deposit and also along the trend of known anomalous mineralization. Follow-up soil sampling and additional KGK drilling was also completed targeting areas of interest identified from the airborne magnetic survey flown in 2021. Drill results to date continue to demonstrate broad intervals of copper-gold mineralization starting immediately below the unconsolidated cover layer which is approximately 40 meters in depth. KGK drilling throughout 2022 continued to extend the anomalous copper and gold mineralization found in bedrock just below the unconsolidated cover layer which has led to additional diamond drill targets being prioritized. In 2023, the Company completed 6,444 meters of diamond drilling through its wholly-owned subsidiary, Ekidos LLP. During the three months ended January 31, 2024, the Company completed an additional 2,146 meters of diamond drilling. For the project to March 31, 2024, approximately 26,022 meters of diamond drilling has been completed.

On May 27, 2023, the government of Kazakhstan agreed to convert the Beskauga exploration contract to an exploration license under the current Kazakh mining code. On August 8, 2023, exploration license 2092-EL was granted until February 8, 2024, with the option to renew for an additional five-year period. On November 3, 2023, the exploration license 2092-EL was renewed until February 8, 2029.

Resource Estimation

The table below summarizes the current resource estimate at the Beskauga Project:

Mineral Resource Estimate for the Beskauga Deposit

Category	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)
Indicated	111.2	0.30	0.49	1.34
Inferred	92.6	0.24	0.50	1.14

According to the NI 43-101 Technical Report dated February 20, 2022 for the Beskauga Project in Pavlodar Region, north-eastern Kazakhstan, all Mineral Resources were updated by Mr. David Underwood, B.Sc. (Hons) Registered Professional Natural Scientist, South Africa Council for Natural Scientific Professions Pr. Sci. Nat. No.400323/11 and Mr. Matthew Dumala, P. Eng. as Independent Qualified Persons “Qualified Persons” defined under National Instrument 43-101 standards.

4

ARRAS MINERALS CORP.

Management’s Discussion and Analysis

For the three months ended January 31, 2024 and 2023

(Expressed in United States Dollars, except as noted)

Teck Alliance Agreement

On December 7, 2023, the Company entered into the Teck Alliance Agreement and received $1,497,668 cash, including $1 million for the reimbursement of certain related expenses made by the Company prior to the Teck Alliance Agreement and $497,668 for exploration activities expected to be committed to or completed by December 31, 2023. Upon the terms and subject to the conditions set forth in the Teck Alliance Agreement, in order for Teck to earn and maintain its option, Teck must incur $5 million in exploration expenditures on two licenses packages totaling approximately 1,736 square kilometers located in Pavlodar, Kazakhstan by December 31, 2025 (the “Initial Exploration Period”). Of this, $2 million is a firm commitment to be completed in calendar year 2024. Arras is initially acting as manager of the projects under the Teck Alliance Agreement and Teck is expected to fund the projects on a quarterly basis based on an agreed upon project budget.

On the completion of the Initial Exploration Period, Teck may exercise an option in the Teck Alliance Agreement by selecting up to four designated properties up to 120 square kilometers each. Teck must pay $500,000 for each designated property to the Company as an additional reimbursement for the previously invested exploration expenditures.

Teck will have three options to earn and maintain its option:

•	“First Option”: Teck may elect to solely fund $5.5 million over the next two years ($2.5 million committed in Year 1) and on completion will be deemed to own 51% of the designated property,
•	“Second Option”: Teck may elect to solely fund $18 million over the next three years ($5 million committed in Year 1) to earn an additional 14% (total of 65%) of the designated property,
•	“Third Option”: Teck may elect to solely fund $24 million over four years ($6 million committed in Year 1) to earn an additional 10% (total of 75%) of the designated property.

If Teck elects not to continue with the Teck Alliance Agreement before December 31, 2025, the licenses will remain 100% owned by the Company. If the Teck Alliance Agreement is terminated by Teck without cause at the Initial Exploration Period, the Company is under no obligation to reimburse Teck for amounts contributed under the Teck Alliance Agreement.

As of January 31, 2024, $237,000 of the amount funded by Teck had not yet been incurred, therefore the Company recorded this amount as an other liability.

Exploration Licenses

In addition to the Ekidos and Stepnoe licenses, on May 20, 2021, Ekidos LLP entered into the Maikain Joint Venture Agreement (the “Maikain JV Agreement”) with Orogen LLP, a company incorporated under the laws of Kazakhstan, in connection with, among other things, mineral license applications for, and further exploration and evaluation of, certain properties in an area of interest, including the Akkuduk, Norgubek, Maisor, Elemes, Aktasty, Besshoky, Aimanday and South Bosshakol properties located in Kazakhstan.

As of January 31, 2024, Arras’s wholly-owned subsidiary, Ekidos LLP, has been granted 14 exploration licenses in Kazakhstan. These exploration licenses have been granted for an initial 6-year period, with the possibility of a 5-year extension.

5

ARRAS MINERALS CORP.

Management’s Discussion and Analysis

For the three months ended January 31, 2024 and 2023

(Expressed in United States Dollars, except as noted)

Property	Exploration License	Year Granted	Exploration Blocks
Ekidos	875-EL	2020	118
Stepnoe	876-EL	2020	174
Akkuduk	1178-EL	2021	116
Nogurbek	1413-EL	2021	141
Maisor	1471-EL	2021	200
Elemes	1555-EL	2022	198
Aktasty	1675-EL	2022	197
Besshoky	1819-EL	2022	37
Aimandai	1840-EL	2022	50
South Bozshakol	1866-EL	2022	86
Azhe - 1	2207-EL	2023	58
Karatol - 2	2208-EL	2023	24
Tay	2241-EL	2023	56
Beskauga West	2345-EL	2024	8
Beskauga East	2346-EL	2024	8
Karatol - 3	2367-EL	2024	45

Each exploration block is approximately 2.1 square kilometres.

Exploration Plan for 2024

In 2024, the exploration program at the Beskauga Property will encompass a continuation of geological mapping and sampling, alongside additional diamond drilling. This program’s blueprint draws upon Arras' 2023 findings, as well as historical geological data from other firms and various geophysical surveys. Its objective is to enhance the current resource and explore the broader, undrilled area.

The program may include a 5,000-meter exploration drill initiative to comprehensively examine Beskauga’s mineralizing system. It will also involve gathering multi-element litho-geochemical and hyperspectral data from historical pulps and drill cores, along with ongoing relogging of selected drill cores. Furthermore, the program includes follow-up investigations on regional targets using geophysics and prospect drilling within the Beskauga license area.

A key aim of the 2024 program is to determine Arras' decision regarding the potential purchase of the Beskauga license from Copperbelt.

6

ARRAS MINERALS CORP.

Management’s Discussion and Analysis

For the three months ended January 31, 2024 and 2023

(Expressed in United States Dollars, except as noted)

Overall, the 2024 program aims to deepen the Company’s understanding of the deposit architecture and support the development of an enhanced three-dimensional (3D) geological model, crucial for guiding additional metallurgical sampling and other objectives. The outlined activities are slated for completion by December 31, 2024.

Apart from the Beskauga license, Arras holds additional regional mineral exploration licenses (Elemes, Aimandai, Stepnoe & Ekidos), all targeting the same geological belt hosting the Beskauga deposit. These areas are early-stage Greenfield projects. The 2024 work program builds upon activities from the preceding year and includes:

•	Compilation of historical Soviet data on these areas to glean insights into their geology, mineralization, and exploration prospects.
•	Follow-up mapping and prospecting to identify rock types, structures, and other geological features, alongside systematic searches for mineralization.
•	Targeting areas with suitable soil horizons through soil grids to detect anomalies indicative of mineralization.
•	Conducting targeted geophysics and prospect drilling in prospective areas to confirm and delineate mineralization.

Furthermore, with Teck, the Company has agreed upon a work program for the Teck Alliance Agreement properties, encompassing an additional eight licenses controlled by Arras (Azhe1, Karatol 2, Bozshakol South, Maisor, Aktasty, Nogurbek, Akkuduk and Besshoky). Key aspects of this alliance include Teck’s funding of generative exploration work through 2025, with Arras acting as manager initially. The 2024 exploration program with Teck largely mirrors that of Arras' regional licenses, focusing on compiling historical data, mapping, prospecting, soil grid targeting, geophysics, and prospect drilling.

The location of all Licenses mentioned are shown in the map below.

N
Tay
Maisor
Aktasty
Bozshakol
Cu Mine
Kaz Minerals
Beskauga Deposit
Stepnoe
Ekidos
Aimandai
Ekibastuz
Bozshakol
South
Package A
Package B
Karatol 1
Azhe 1
Karatol 2
Karatol 3
Elemes
Nogurbek
Besshoky
Akkuduk
Arras-Teck
Exploration
Alliance
Astana
0 10 20 30 kms
ARRAS
MINERALS CORP.

Figure 1. Map showing Arras’s mineral licence situation. Package A & Package B fall under the Strategic Alliance agreement with Teck Resources. Elemes, Aimandai, Tay, Stepnoe and Ekidos are licences controlled by Arras. The Beskauga licence is controlled by Arras via an option to purchase agreement with the Swiss private company Copperbelt AG.

The work programs at Beskauga and the regional mineral exploration licenses will be carried out concurrently as a single phase of work, subject to the Company obtaining sufficient financing.

7

ARRAS MINERALS CORP.

Management’s Discussion and Analysis

For the three months ended January 31, 2024 and 2023

(Expressed in United States Dollars, except as noted)

Exploration and Evaluation Assets

Under the terms of the Beskauga Option Agreement, the exploration expenditure requirements and incurred are summarized as follows:

Period	Annual Expenditure Required	Cumulative Expenditure Required	Annual Expenditure Incurred	Cumulative Expenditure Incurred
By January 26, 2022 (1 year from Closing Date)	$2 million	$2 million (met)	$4.50 million	$4.50 million
By January 26, 2023 (2 years from Closing Date)	$3 million	$5 million (met)	$3.42 million	$7.92 million
By January 26, 2024 (3 years from Closing Date)	$5 million	$10 million (met)	$2.85 million	$10.77 million
By January 26, 2025 (4 years from Closing Date)	$5 million	$15 million	n/a	$10.77 million

As of January 31, 2024, the Company has met the Year 3 cumulative expenditure requirement under the Beskauga Option Agreement by spending approximately $10.77 million. The expenditures have been incurred via 1) investment agreements with Dostyk LLP, the holder of the Beskauga exploration license, 2) expenditure incurred by Arras and 3) expenditures incurred by Ekidos in relation to the Stepnoe and Ekidos properties. The amounts funded under the investment agreements with Dostyk are non-interest bearing and the Company does not expect the investments to be repaid.

The Beskauga Option Agreement also provides that subject to the terms and conditions, after the Company or its affiliate has incurred the exploration expenditures (outlined above), the Company or its affiliate may exercise the Beskauga Option and acquire (i) the Beskauga Property by paying Copperbelt $15,000,000 in cash, (ii) the Beskauga Main Project only by paying Copperbelt $13,500,000 in cash, or (iii) the Beskauga South Project only by paying Copperbelt $1,500,000 in cash.

In addition, the Beskauga Option Agreement provides that subject to its terms and conditions, the Company may be obligated to make the following bonus payments (collectively, the “Bonus Payments”) to Copperbelt if the Beskauga Main Project or the Beskauga South Project is the subject of a bankable feasibility study prepared in compliance with National Instrument 43-101 (“NI 43-101”) indicating gold equivalent resources in the amounts set forth below, with (i) (A) 20% of the Bonus Payments payable after completion of the bankable feasibility study or after the mineral resource statement is finally determined and (B) the remaining 80% of the Bonus Payments due within 15 business days of commencement of on-site construction of a mine for the Beskauga Main Project or the Beskauga South Project, as applicable, and (ii) up to 50% of the Bonus Payments payable in shares of Silver Bull common stock to be valued at the 20-day volume-weighted average trading price of the shares on the Toronto Stock Exchange calculated as of the date immediately preceding the date such shares are issued:

8

ARRAS MINERALS CORP.

Management’s Discussion and Analysis

For the three months ended January 31, 2024 and 2023

(Expressed in United States Dollars, except as noted)

Gold equivalent resources	Cumulative Bonus Payments (US$)
Beskauga Main Project
3,000,000 ounces	$2,000,000
5,000,000 ounces	$6,000,000
7,000,000 ounces	$12,000,000
10,000,000 ounces	$20,000,000
Beskauga South Project
2,000,000 ounces	$2,000,000
3,000,000 ounces	$5,000,000
4,000,000 ounces	$8,000,000
5,000,000 ounces	$12,000,000

Pursuant to the Separation and Distribution Agreement, Arras may, in its sole discretion, seek the consent of the other parties to the Beskauga Option Agreement to make certain amendments thereto such that the Bonus Payments that Arras or its affiliate may be obligated to pay Copperbelt pursuant to the Beskauga Option Agreement could be satisfied, at the option of Arras, in Common Shares. If Arras is not successful in obtaining such consents, Silver Bull will agree to use commercially reasonable efforts to enter into an arrangement with Arras providing for (i) the issuance of Silver Bull common stock to Copperbelt upon (A) Arras becoming obligated to make the Bonus Payments and (B) Arras electing to pay a portion of such Bonus Payments in Silver Bull common stock in accordance with the Beskauga Option Agreement and (ii) a payment by Arras to Silver Bull in consideration for the issuance by Silver Bull of Silver Bull common stock to Copperbelt.

Pursuant to the Beskauga Option Agreement, the bankable feasibility study (i) must be a detailed report prepared in compliance with NI 43-101, in form and substance sufficient for presentation to arm’s length institutional lenders considering project financing, showing the feasibility of placing any part of the Beskauga Property into commercial production as a mine, and (ii) must include a reasonable assessment of the various categories of mineral reserves and their amenability to metallurgical treatment, a complete description of the work, equipment and supplies required to bring such part of the Beskauga Property into commercial production and the estimated cost thereof, a description of the mining methods to be employed and a financial appraisal of the proposed operations. As noted above, the feasibility study must be prepared in compliance with NI 43-101 and the accompanying definition of “feasibility study” prescribed by the CIM.

Mineral Property

As of January 31, 2024, a balance of $5,035,259 is recorded as mineral property assets. This balance primarily consists of $327,690 in relation to the acquisition of the Beskauga Option Agreement and other Kazakh assets from Silver Bull in March 2021, $323,913 in relation to the issuance of common shares as a finder’s fee for the introduction of the owners of the Beskauga project to the Company and $4,383,656 in relation to the acquisition of Ekidos LLP on February 3, 2022.

Balance, October 31, 2021	$651,603
Acquisition of Ekidos	4,383,656
Balance, October 31, 2022	$5,035,259
Balance, January 31, 2024 and October 31, 2023	$5,035,259

9

ARRAS MINERALS CORP.

Management’s Discussion and Analysis

For the three months ended January 31, 2024 and 2023

(Expressed in United States Dollars, except as noted)

Exploration and Related Costs

A summary of the material components of the Company’s exploration expenses during the three months ended January 31, 2024 and 2023 are as follows:

	For the three months ended January 31, 2024	For the three months ended January 31, 2023
Drilling and sampling	$352,449	$824,654
Personnel	284,907	302,198
Site operations	127,256	115,113
Professional services	11,260	14,915
Insurance	3,753	3,564
Travel	1,426	1,390
Stock-based compensation	690	11,718
Depreciation	10,271	8,810
Teck Alliance Agreement funding	(260,668)	—
Total Exploration and Related Costs	$531,344	$1,282,362

Arras incurred $531,344 and $1,282,362 in exploration and related costs in the three months ended January 31, 2024 and 2023, respectively. These were mainly due to drilling and sampling costs, geological experts’ costs, stock-based compensation to contractors, travel costs and other exploration activities relating to the exploration program in Northeastern Kazakhstan. For the three months ended January 31, 2024, the exploration and related costs was partially offset by funding from Teck, pursuant to the Teck Alliance Agreement.

Corporate General and Administrative Expenses

A summary of the material components of the Company’s general and administrative expenses during the three months ended January 31, 2024 and 2023 are as follows:

	For the three months ended January 31, 2024	For the three months ended January 31, 2023
Personnel	$171,023	$166,261
Personnel – stock-based compensation	4,180	26,466
Directors’ fees	32,441	32,056
Directors’ fees – stock-based compensation	8,250	37,983
Professional services	58,748	13,338
Marketing and shareholders’ communication	39,863	85,004
Office and administrative	18,114	28,564
Depreciation	20,577	20,577
Total Corporate Costs	$353,196	$410,249

Share Capital Highlights

During the three months ended January 31, 2024

None to note.

During the three months ended January 31, 2023

From November 10, 2022 to December 16, 2022, the Company completed a series of tranches of a private placement, issuing a total of 15,938,250 common shares at a price of $CDN 0.45 per common share for gross proceeds of $CDN 7,172,213 ($5,340,350). The Company paid finder’s fees totaling $CDN 84,432 ($61,629) to agents with respect to certain purchasers who were introduced to the Company. The Company incurred other offering costs associated with this private placement in the amount of $43,749.

Of this private placement, Teck Resources Limited purchased 6,650,000 of the common shares issued, and owns 9.7% of the Company’s outstanding shares as of January 31, 2023.

10

ARRAS MINERALS CORP.

Management’s Discussion and Analysis

For the three months ended January 31, 2024 and 2023

(Expressed in United States Dollars, except as noted)

Subsequent Events

On February 9, 2024, the Company received $626,000 from Teck pursuant to the Teck Alliance Agreement to fund the alliance exploration activities for the first calendar quarter of 2024.

On February 27, 2024, the Company granted 1,495,484 RSUs to officers, in accordance with the Company’s Equity Incentive Plan. The grant date fair value of the RSUs was $CDN 0.195. RSUs are awards for service which upon vesting and settlement entitle the recipient to receive common shares. Vesting conditions for RSUs are set by the Board but must be at least one year following the grant date. The RSUs granted vest in a single tranche, one year from the grant date.

On March 14, 2024, 414,984 RSUs that were granted in 2023 were settled as common shares of the Company.

Summary of SELECTED HIGHLIGHTS Of quarterly information

The following tables contain quarterly information for the last eight quarters of the Company from February 1, 2022 through January 31, 2024:

	January 31, 2024	October 31, 2023	July 31, 2023	April 30, 2023
	$	$	$	$
Balance Sheet
Current assets	1,127,760	520,153	1,343,570	2,702,183
Current liabilities	1,056,633	654,161	426,879	404,967
Working capital (deficit)	71,127	(134,008)	916,691	2,297,216
Shareholders’ Equity	6,729,724	5,640,780	6,729,724	8,097,333
Operations
Total revenue	—	—	—	—
Net Income (loss)	173,729	(1,138,340)	(1,427,408)	(1,507,099)

	January 31, 2023	October 31, 2022	July 31, 2022	April 30, 2022
	$	$	$	$
Balance Sheet
Current assets	4,387,776	597,543	2,076,257	2,291,445
Current liabilities	679,851	578,637	422,617	578,366
Working capital	3,707,925	18,906	1,653,640	1,713,079
Shareholders’ Equity	9,535,418	5,869,327	7,520,508	7,558,385
Operations
Total revenue	—	—	—	—
Net loss	(1,645,048)	(1,743,143)	(1,393,967)	(1,959,730)

The Company is focused on the exploration and development of the Beskauga Project and does not yet generate any revenue. Consistent with the acquisition of Ekidos LLP in February 2022, the Company’s net losses have increased from the periods prior to the acquisition. The Company’s changes in net income and loss from one period to another depends largely on exploration activities, corporate and administrative expenditure, granting of stock options and the timing of the relevant vesting schedules, which are offset by any other income accrued in the period.

The fluctuations in working capital from quarter to quarter are dependent upon financing of the Company’s operations.

11

ARRAS MINERALS CORP.

Management’s Discussion and Analysis

For the three months ended January 31, 2024 and 2023

(Expressed in United States Dollars, except as noted)

LIQUIDITY AND CAPITAL RESOURCES

The net working capital of the Company at January 31, 2024 was $71,000 (October 31, 2023: net working capital deficit of $134,000).

For the three months ended January 31, 2024, the Company generated $475,000 in cash for operating activities compared to $1,541,000 used for the same period last year. The significant increase was mainly the result of the Company receiving $1.5 million from Teck pursuant to Teck Alliance Agreement and increased accounts payment and accrued liabilities, and other liabilities due to the timing of payments.

For the three months ended January 31, 2024, cash flow used by financing activity was $24,000 in repayment of the lease liability. For the three months ended January 31, 2023, the Company had net cash provided by financing activities of $5,230,276, which were the net proceeds of the private placements completed in November and December 2022 and was offset by $24,000 in repayment of the lease liability.

Cash flows used in investing activity for the three months ended January 31, 2024 was $nil. For the three months ended January 31, 2023, the Company used $4,666 in cash for the purchase of equipment.

Liquidity Outlook

At present, the Company’s operations do not generate cash inflows and its financial success is dependent on management’s ability to discover economically viable mineral deposits and raise cash through financings and other strategic partners. The mineral exploration process can take many years and is subject to factors that are beyond the Company’s control.

As of January 31, 2024, the Company has incurred approximately $10.77 million of the required expenditures and has an additional $4.23 million in exploration expenditure requirements by January 26, 2025 under the Beskauga Option Agreement, as detailed in the “Discussion of Operations” section.

Additionally, as of January 31, 2024, the Company has $9.63 million (to be spent over the next 5 years) in explorational commitments mandated by relevant Kazakh government authorities to keep its exploration licenses in good standing, and $206,000 in lease commitments relating to future contractually obligated payments of its corporate office.

	<1 year ($)	1-2 years ($)	2-3 years ($)	3-4 years ($)	4-5 years ($)	Total ($)
Lease commitments	98,000	100,000	8,000	—	—	206,000
Beskauga Option agreement commitments	4,226,000	—	—	—	—	4,226,000
Exploration licenses expenditure commitments	2,077,000	2,451,000	2,464,000	1,886,000	756,000	9,634,000
	6,401,000	2,551,000	2,472,000	1,886,000	756,000	14,066,000

In order to finance the Company’s operations, future exploration programs, make payments and undertake expenditures to maintain the effectiveness of the Beskauga Option and to cover administrative and overhead expenses, the Company will need to raise funds through equity sales, from the exercise of convertible securities, debt, deferral of payments to related parties, or other forms of raising capital. Many factors influence the Company’s ability to raise funds, including the health of the resources market, the climate for mineral exploration investment, the Company’s track record, and the experience and caliber of its management. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration activities. Management believes it will be able to raise equity capital as required in the short and long term but recognizes that there will be risks involved which may be beyond its control.

12

ARRAS MINERALS CORP.

Management’s Discussion and Analysis

For the three months ended January 31, 2024 and 2023

(Expressed in United States Dollars, except as noted)

Going Concern

The Company’s consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at January 31, 2024, the Company has not yet achieved profitable operations. This condition indicates the existence of a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern. The continuing operations of the Company are dependent upon obtaining necessary financing to meet the Company’s commitments as they come due and to finance the Company’s operations, future exploration programs, make payments and undertake expenditures to maintain the effectiveness of the Beskauga Option and to cover administrative and overhead expenses. Failure to continue as a going concern would require that assets and liabilities be recorded at their liquidation values, which might differ significantly from their carrying values. The consolidated financial statements of the Company for the three months ended January 31, 2024 do not include adjustments that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

OFF- BALANCE SHEET TRANSACTIONS

The Company has no off-balance sheet arrangements as at January 31, 2024 or at the date of this MD&A.

RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

At January 31, 2024, and October 31, 2023, accounts payable and accrued liabilities contained the following amounts due to related parties:

	January 31, 2024	October 31, 2023
CEO (1)	$85,000	$85,159
President (2)	85,000	85,611
CFO (3)	51,000	51,095
Directors’ fees (4)	9,423	18,750
Directors’ fees (4)	5,119	10,253
Directors’ fees (4)	4,559	9,053
Directors’ fees (4)	4,225	8,385
Directors’ fees (4)	4,892	9,721
Total	$249,218	$278,027

(1) Includes a bonus accrual for 2023 and 2022.

(2) Includes a bonus accrual for 2023 and 2022, and expense reimbursements

(3) Includes a bonus accrual for 2023 and 2022.

(4) For directors’ fees.

During the three months ended January 31, 2024, expenses totalling $55,094 were incurred by Silver Bull on the Company’s behalf pursuant to the Separation and Distribution Agreement, which provides for a framework for the relationship between the parties during and after the Distribution. If specific identification of expenses is not practicable, a proportional cost allocation based on management’s estimation is applied. As at January 31, 2024, $62,840 (October 31, 2023 - $57,853) due to related party consists of amounts due to Silver Bull for office related costs and salaries reimbursements. The balance of due from and due to related party is interest free and is to be repaid on demand.

13

ARRAS MINERALS CORP.

Management’s Discussion and Analysis

For the three months ended January 31, 2024 and 2023

(Expressed in United States Dollars, except as noted)

Pursuant to the Separation and Distribution Agreement, Silver Bull agreed to continue to incur the salaries of its employees and other office-related overhead costs and charge Arras for a portion of these costs on a pro-rata cost-recovery basis until the earlier of (i) the date on which Arras’ common shares are listed on a stock exchange or (ii) December 31, 2021. In February 2022, the Company entered into employment and consulting agreements, effective January 1, 2022, with each member of the management team.

	January 31, 2024	January 31, 2023

Personnel	$59,544	$55,800
Office and administrative	7,250	4,251
Office rent reimbursement	(11,700)	(11,217)
	$55,094	$48,834

During the three months ended January 31, 2024 and 2023, the Company paid or accrued the following amounts to officers, directors or companies controlled by officers and/or directors:

	January 31, 2024	January 31, 2023
Share-based payments	$8,250	$61,827
CEO	57,829	55,230
President	57,829	55,230
CFO	34,698	33,138
Directors’ fees	11,168	11,035
Directors’ fees	5,119	5,058
Directors’ fees	5,119	5,058
Directors’ fees	4,653	4,598
Directors’ fees	5,584	5,518
	$190,249	$236,692

PROPOSED TRANSACTIONS

The Company has no proposed transactions that have not been disclosed herein as at January 31, 2024 or as at the date of this MD&A.

Financial InstRuments and Capital Risk Management

The Company provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash and cash equivalents, accounts payables and accrued liabilities, lease liabilities and due from related party. The carrying values of these financial instruments approximate their respective fair values due to the term of these instruments.

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ARRAS MINERALS CORP.

Management’s Discussion and Analysis

For the three months ended January 31, 2024 and 2023

(Expressed in United States Dollars, except as noted)

The Company’s financial instruments classified as Level 1 in the fair value hierarchy are cash and cash equivalents, accounts payable and accrued liabilities, and due to related party. The lease liability is classified as Level 3 financial instruments. The carrying values approximate the fair values due to the short-term maturity of these instruments. There were no transfers between fair value levels during the three months ended January 31, 2024.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company’s credit risk on other receivables is negligible.

The Company’s primary exposure to credit risk is its cash and cash equivalents of $741,668 as at January 31, 2024. Management believes that the credit risk concentration with respect to cash and cash equivalents is remote as it maintains accounts with highly rated financial institutions. Cash and cash equivalents are denominated in $USD, $CDN and Kazakh Tenge, and consist of guaranteed investment certificates for the terms of less than 100 days acquired from a Canadian financial institution.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating investing and financing activities. As at January 31, 2024, the Company had net working capital of $71,127 (October 31, 2023 – net working capital deficit of $134,008) and cash and cash equivalents of $741,668 (October 31, 2023 - $290,684), and is exposed to significant liquidity risk at this time. Furthermore, as the Company is in the exploration stage, it will periodically have to raise funds to continue operations and intends to raise further financing through equity offerings.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk. The Company is not currently exposed to any significant interest rate risk or other price risk. The Company is exposed to foreign currency risk with respect to cash denominated in Canadian dollars. As at January 31, 2024 and October 31, 2023, a 10% strengthening (weakening) of the Canadian dollar against the United States dollar would have increased (decreased) the Company’s comprehensive income (loss) by approximately $29,000 for the three months ended January 31, 2024 (October 31, 2023 - $20,000).

The Company also maintains a minimum cash balance of local currency in bank account in Kazakhstan and the Company assessed such foreign currency risk as low.

The Company has not hedged any of its foreign currency risks.

Commodity Price Risk

The ability of the Company to raise funds to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of copper and gold. The Company monitors copper and gold prices to determine the appropriate course of action to be taken.

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATION UNCERTAINTY

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances and require judgment on matters which are inherently uncertain. Details of the Company’s significant accounting policies can be found in note 3 of the condensed interim consolidated financial statements for the three months ended January 31, 2024 and note 3 of the Company’s annual consolidated financial statements for the year ended October 31, 2023 filed on SEDAR on February 27, 2024.

15

ARRAS MINERALS CORP.

Management’s Discussion and Analysis

For the three months ended January 31, 2024 and 2023

(Expressed in United States Dollars, except as noted)

OUTSTANDING SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value. As of the date of this MD&A, the Company had 68,919,384 Common Shares, 5,160,000 stock options and 1,971,289 SVB warrants issued and outstanding.

QUALIFIED PERSON AND INFORMATION CONCERNING ESTIMATES OF MINERAL PROJECTS

All of the scientific and technical information contained in this MD&A has been reviewed and/or approved by Tim Barry, CEO and Director of Arras, a Chartered Professional Geologist (MAusIMM CP Geo) with the Australasian Institute of Mining and Metallurgy and a “Qualified Person” for the purposes of National Instrument 43-101 - Standards of Disclosure for Minerals Projects.

Risks and uncertainties

The Company’s business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company’s final long form prospectus (“Final Long Form Prospectus”), filed on SEDAR on May 31, 2022.

Management is not aware of any significant changes to the risks identified in the Final Long Form Prospectus. Such risk factors could materially affect the Company’s business, operations, prospects and share price and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed, and its financial condition and results of operations may suffer significantly.

FORWARD-LOOKING STATEMENTS

Certain statements, other than statements of historical fact, contained in this MD&A constitute “forward-looking information” within the meaning of certain securities laws, including the Securities Act (British Columbia) and are based on expectations, estimates and projections as of the date on which the statements are made in this MD&A. Forward-looking statements include, without limitation, statements with respect to:

•	The sufficiency of the Company’s existing cash resources to enable it to continue operations as a going concern;
•	Future exploration expenditures on the Beskauga Property, the potential exercise of the Beskauga Option and potential bonus payments under the Beskauga Option Agreement;
•	future payments that may be made by Teck under the terms of the Teck Alliance Agreement;
•	The prospects of entering the development or production stage with respect to the Beskauga Project;
•	Planned activities at the Beskauga Project and the other Kazakh exploration licenses in 2024 and beyond;
•	The Company’s ability to obtain and hold additional concessions in the Beskauga Project area;
•	The sufficiency of surface rights in respect of the Beskauga Property if a mining operation is determined to be feasible;
•	The potential acquisition of additional mineral properties or property concessions;
•	The impact of recent accounting pronouncements on the Company’s financial position, results of operations or cash flows and disclosures;
•	The Company’s ability to raise additional capital and/or pursue additional strategic options, and the potential impact on its business, financial condition and results of operations of doing so or not; and
•	The impact of changing interest rates and foreign currency exchange rates on the Company’s financial condition.

16

ARRAS MINERALS CORP.

Management’s Discussion and Analysis

For the three months ended January 31, 2024 and 2023

(Expressed in United States Dollars, except as noted)

The words “plans”, “expects”, “scheduled”, “budgeted”, “projected”, “estimated”, “timeline”, “forecasts”, “anticipates”, “suggests”, “indicative”, “intend”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “strategy”, “targets” or “believes”, or variations of such words and phrases or statements that certain future conditions, actions, events or results “will”, “may”, “could”, “would”, “should”, “might” or “can”, or negative versions thereof, “be taken”, “occur”, “continue” or “be achieved”, and other similar expressions, identify forward-looking statements. Forward-looking statements are necessarily based upon management’s perceptions of historical trends, current conditions and expected future developments, as well as a number of specific factors and assumptions that, while considered reasonable by management as of the date on which the statements are made in this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could result in the forward-looking statements ultimately being incorrect.

In addition to the various factors and assumptions set forth in this MD&A, the material factors and assumptions used to develop the forward-looking information include, but are not limited to:

•	The continued funding by Teck of amounts required under the Teck Alliance Agreement;
•	the future prices of metals and other commodities;
•	the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Beskauga Project;
•	the demand for and stable or improving price of metals and other commodities;
•	general business and economic conditions will not change in a material adverse manner;
•	the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;
•	the geology of the Beskauga Project as described in the Beskauga Technical Report;
•	the accuracy of budgeted exploration costs and expenditures;
•	future currency exchange rates and interest rates;
•	operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner;
•	the Company’s ability to attract and retain skilled personnel and directors;
•	political and regulatory stability;
•	the receipt of governmental, regulatory and third-party approvals, licenses and permits on favourable terms;
•	obtaining required renewals for existing approvals, licenses and permits on favourable terms;
•	requirements under applicable laws;
•	sustained labour stability; and
•	stability in financial and capital markets.

By its nature, forward-looking information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. Known and unknown risk factors, many of which are beyond the control of the Company, could cause actual results to differ materially from the forward-looking information in this MD&A. Such factors, without limitation, the following, which are discussed in greater detail in the “Risk Factors” section of the Final Long Form Prospectus:

•	the Company’s ability to continue as a going concern;
•	the lack of an existing public market for the Company’s Common Shares;
•	uncertainty that the Company will be able to maintain sufficient cash to accomplish its business objectives;
•	exploration activities require significant amounts of capital that may not be recovered;
•	the Company’s ability to meet current and future capital requirements on favorable terms, or at all;
•	risks relating to the results of future exploration at the Beskauga Property and the Company’s ability to raise the capital for exploration expenditures on the Beskauga Property to maintain the effectiveness of the Beskauga Option;
•	the Company is in the exploration stage of mining, with no history of operations;
•	the Company does not have a commercially mineable ore body;
•	the reliability of Mineral Resource estimates;
•	the Company’s ability to acquire additional mineral properties or property concessions;
•	inherent risks in the mineral exploration industry;
•	risks relating to fluctuations of metal prices;

17

ARRAS MINERALS CORP.

Management’s Discussion and Analysis

For the three months ended January 31, 2024 and 2023

(Expressed in United States Dollars, except as noted)

•	risks relating to competition in the mining industry;
•	risks relating to the title to the Company’s properties;
•	risks relating to the Company’s option and joint venture agreements;
•	the Company’s ability to obtain required permits;
•	timing of receipt and maintenance of government approvals;
•	compliance with laws is costly and may result in unexpected liabilities;
•	the Company’s success depends on developing and maintaining relationships with local communities and other stakeholders;
•	risks relating to social and environmental activism;
•	risks relating to evolving corporate governance and public disclosure regulations;
•	risks relating to foreign operations;
•	risks relating to worldwide economic and political events;
•	risk of political and economic instability in Kazakhstan;
•	the Company’s financial condition could be adversely affected by changes in currency exchange rates;
•	risks relating to the Company’s “foreign private issuer” status;
•	risks relating to the Company’s possible status as a passive foreign investment company;
•	risks relating to volatility in the Company’s share price;
•	further equity financings leading to the dilution of the Company’s Common Shares;
•	the Company’s Common Shares continuing not to pay dividends;
•	risks relating to information systems and cybersecurity;
•	the Company’s ability to retain key management, consultants and experts necessary to successfully operate and grow its business;
•	overlapping officers and directors with Silver Bull may give rise to conflicts of interest;
•	the Company’s reliance on international advisors and consultants; and
•	risks relating to changes in tax laws; and
•	risks relating to changes in regulatory frameworks or regulations affecting the Company’s activities.

These risk factors are not intended to represent a complete list of the factors that could affect the Company and investors are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

18